Exhibit 3.65
State of Delaware
Limited Liability Company
Certificate of Formation
•	First: The name of the limited liability company is: LSI Appraisal, LLC.

•	Second: The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of LSI Appraisal, LLC this July 31, 2003.

By:	/s/ Christopher Abbinante Authorized Person

Name:	Christopher Abbinante

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 PM 07/31/2003
FILED 10:57 PM 07/31/2003
SRV 030503169 – 3688293 FILE